AEA-Bridges Impact Corp.

PO Box 1093, Boundary Hall, Cricket Square,

Grand Cayman K&1-1102, Cayman Islands

September 30, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AEA-Bridges Impact Corp.
Registration Statement on Form S-1
File No. 333-248785

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AEA-Bridges Impact Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 9:00 a.m., Eastern Time, on October 1, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ John Garcia

John Garcia

Co-Chief Executive Officer